Mail Stop 4561

May 13, 2008

Steven K. Sprague, President and CEO
Wave Systems Corp.
480 Pleasant Street
Lee, MA 01238

>   **Re: Wave Systems Corp.**
>   **Registration Statement on Form S-3**
>   **Filed April 18, 2008**
>   **File No. 333-150340**

Dear Mr. Sprague:

We have limited our review of your filing to those issues we have addressed in our comments below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Risk Factors, page 2

If our common stock ceases to be listed on the NASDAQ Global Market…, page 8

1. Please revise this risk factor to discuss the notices of potential delisting you recently received from The Nasdaq Global Market, as disclosed in your current reports on Form 8-K filed on April 30, 2008, and May 6, 2008, respectively.

Description of Capital Stock, page 9

Preferred Stock, page 10

2. You state that a certificate of designation will set forth the terms of any series of preferred stock that you establish, including whether that series of preferred stock

will be convertible into your common stock "or other securities." Please note that the preferred stock registered under this registration statement may not be convertible into "other securities" that have not been registered under this registration statement, unless the preferred stock convertible into such other securities is not legally convertible immediately or within one year of the date of sale of the preferred stock. All of the underlying classes of securities to which the preferred stock relates must be identified in the registration statement.

Incorporation of Certain Documents by Reference, page 15

3. Please ensure that you specifically incorporate by reference all filings required by Item 12 of Form S-3. In this regard, it appears that you should incorporate by reference the current reports on Form 8-K filed by the company on March 3, 2008, April 30, 2008, and May 6, 2008, respectively, and the quarterly report on Form 10-Q filed by the company on May 12, 2008. Please revise this section of your registration statement accordingly.

Exhibit 5.1, Opinion of Bingham McCutchen LLP

4. We note that the opinion states that the warrants and units registered under the registration statement will be "validly issued," upon the occurrence of certain specified events. Please have counsel file a revised legal opinion that also contains an opinion as to whether such warrants or units will be binding obligations of the registrant, or advise us why the opinion you have provided is appropriate. In this regard, you are reminded that an unqualified legal opinion is required with every takedown of securities registered under this registration statement.

***

As appropriate, please amend your registration statement in response to these comments. Your responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Katherine Wray at (202) 551-3483 with any questions. If you require further assistance you may contact me at (202) 551-3503. You may also contact Mark P. Shuman, Branch Chief, at (202) 551-3462 if you thereafter have any other questions.

Sincerely,

David L. Orlic
Special Counsel

cc: Via Facsimile (212) 702-3644
        Neil W. Townsend, Esq., Bingham McCutchen LLP